Mail Stop 3561

May 4, 2010

Mr. Lecil E. Cole, President and CEO
Calavo Growers, Inc.
1141-A Cummings Road
Santa Paula, CA 93060

      Re: **Calavo Growers, Inc.**
              Form 10-K for Fiscal Year Ended October 31, 2009
              Filed on January 11, 2010
              File No. 000-33385

Dear Mr. Cole:

      We have completed our review of your filing and have no further comments at this time.

              Sincerely,

              John Reynolds
              Assistant Director